ROBERT L. B. DIENER

Attorney at Law

56 Laenani Street

Haiku, HI 96708

(310) 396-1691  Fax: (310) 362-8887

rob@rdienerlaw.com

October 19, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:

Vycor Medical, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Form 10-Q for the Fiscal Quarters Ended March 31, 2010

and June 30, 2010

Filed May 12, 2010 and August 16, 2010

File No. 333-149782

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 15, 2010 addressed to Mr. Kenneth T. Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q’s for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010.

The Company’s response to the Staff’s comment follows.  Given the nature of the comment, the Company has amended its Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010.

Form 10-Q For the Quarters Ended March 31, 2010 and June 30, 2010

Exhibits 31.1 and 31.2

1.

We note within each of your March 31 and June 30, 2010 Forms 10-Q that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 required by Item 601(b)(31) of Regulation S-k.  Additionally, we note throughout the certifications that you refer to the “small business issuer” rather than the “registrant.”  Please amend your march 31 and June 30, 2010 Forms 10-Q to include revised certifications that conform to the requirements of Item 601(b)(31) of regulation S-K.

COMPANY RESPONSE:

We have filed amended Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 which incorporate revised certifications which are fully compliant with the requirements of Item 601(b)(31) of Regulation S-K.

On behalf of the Company, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

/s/ Robert L. B. Diener

By:___________________________

Robert L. B. Diener

cc:

Kenneth T. Coviello

Adrian Liddell